
August 20, 2021

Rahul Kushwah
Chief Operating Officer
Predictmedix Inc.
77 King Street W.
Suite 3000
Toronto, ON M5K 1G8

> **Re: Predictmedix Inc.**
> **Amendment No. 1 to Registration Statement on Form 20FR12G**
> **Filed August 9, 2021**
> **File No. 000-56295**

Dear Dr. Kushwah:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 15, 2021.

Amended Registration Statement of Form 20-FR12G filed on August 9, 2021

Item 3. Key Information
D. Risk Factors, page 9

1. In your response to prior comment 2, you included a risk factor titled "We are exposed to cybersecurity incidents resulting from deliberate attacks or unintentional events." Please include this risk factor in your filing.

While we believe our infectious disease screening technology is unique..., page 11

2. Please clarify whether you currently have competitors for your infectious disease screening technology. In that regard, we note your disclosure that "one or more potential competitors may emerge," indicating you do not have competitors, but also that

"[c]ompetition continues to intensify," indicating that you do have competitors.

Item 4. Information on the Company
B. Business Overview, page 14

3.   Please refer to prior comment 4 and provide disclosure regarding the current status for your Cannabis and/or Alcohol Impairment and Mental Health Screening technologies. Specifically address any current revenue-generating activities, customers and their geographic location, the status of development efforts for, anticipated timeframe for completion of, material costs associated with your planned products and services, and a description of the sources and availability of the materials used to create the hardware for your screening products.

Mental Health Screening, page 16

4.   We note your response to prior comment 5. Please further explain what early signs of mental illness your technology will detect.

Significant Business Developments During the Year ended January 31, 2021
Other Developments, page 18

5.   We note your revised disclosure that you have not entered into any material contracts or agreements with the companies listed in this section. Given that you do not currently have any relationship with these companies, a discussion of the companies appears inappropriate. Please revise.

A - Operating Results, page 21

6.   We note the revised disclosure provided in response to comment 8. Please also discuss your plans to develop the IDSS technologies and product lines. Address and quantify the capital resource requirements you have determined are necessary to bring these technologies to completion. Identify and quantify those available capital resources you plan to rely upon to complete the development of these technologies. Explain how and when you expect to generate IDSS revenues. Also, address any known uncertainties related to the recovery of your investments in this product and service line.

7.   In regard to the disclosure concerning the Mobile Wellbeing (MWB) technologies provided in response to comment 8, please describe your plans to develop your MWB technologies and product lines in accordance with Item 5 of Form 20-F. Address and quantify the capital resource requirements you have determined are necessary to bring these technologies to completion. Identify and quantify those available capital resources you plan to rely upon to complete the development of these technologies. Explain how and when you expect to generate MWB revenues. Also address any known uncertainties related to the recovery of your investment in this product and service line.

Item 6. Directors, Senior Management and Employees
A. Directors and senior management, page 27

8.   Please refer to prior comment 10 and provide disclosure regarding the percentage of time or hours per week Mr. Kales and Mr. Kushwah anticipate spending on your business.

E. Share ownership, page 37

9.   We note your response to prior comment 11. Please include the number of options in each individual's total shares beneficially owned, use that total to calculate the percentage of outstanding shares beneficially owned by each individual, and include in a footnote the number of options held by each individual.

Financial Statements
8. Intangible Assets, page F-23

10.   Please tell us how you determined that your MWB and IDSS intangible assets are recoverable. Explain how and when you expect these technologies to generate sufficient revenues and margins to justify their current carrying values. Tell us how you plan to complete the development of these technologies. Describe and quantify for us the technical, manpower and financial resources you have determined will be required. Identify and quantify those available capital resources you plan to rely upon to complete development and marketing of those technologies. Finally, tell us why impairment charges are unnecessary.

Consolidated Statements of Loss and Comprehensive Loss, page F-41

11.   We note your response to comment 15. We also note under Item 18, on pages F-40 through F-65, you provided financial statements for the comparative years January 31, 2020 and January 31, 2019 and a discussion of comparative results of operations on page 25. Please either remove these financial statements and related disclosures or revise all prior period financial statements to account for the disposition of Cultivar JA in accordance with paragraph 34 of IFRS 5.

12.   We note your response to comments 13 - 15. Please remove the report of Buckley Dodds LLP along with the financial statements for the years ended January 31, 2020 and 2019, or revise it as previously requested to include a statement that the audit was conducted "in accordance with the standards of the Public Company Accounting Oversight Board" and explicitly state that the financial statements are presented in accordance with International Financial Reporting Standards (IFRS) "as issued by the IASB".

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Joseph Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert

Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Anna Abramson, Staff Attorney, at (202) 551-4959 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Jonathan Gardner